EXHIBIT 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Retirement Plans Committee of Thomas & Betts Corporation:
     We consent to the incorporation by reference in the registration statements (Nos. 33-56789, 333-122483, 333-93101 and 333-159029) on Form S-8 of Thomas & Betts Corporation of our report dated June 17, 2010 with respect to the statements of net assets available for benefits of Thomas & Betts Corporation Employees’ Investment Plan as of December 31, 2009 and 2008, the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2009 and the supplemental schedule of Schedule H, Line 4i — schedule of assets (held at end of year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of Thomas & Betts Corporation Employees’ Investment Plan.
/s/ KPMG LLP
Memphis, Tennessee
June 17, 2010